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                                                                         0-21752
                                                                 SEC FILE NUMBER


                                                                       666903109
                                                                    CUSIP NUMBER



                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                 (Check One):

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [x] Form 10-Q [ ] Form N-SAR

                        For Period Ended: March 31, 1997

                  [ ]  Transition  Report on Form 10-K
                  [ ]  Transition  Report on Form 20-F
                  [ ]  Transition  Report on Form 11-K
                  [ ]  Transition  Report on Form 10-Q
                  [ ]  Transition  Report on Form N-SAR
                  For the Transition Period Ended: N/A


                  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable


Part I-Registrant Information


         Full Name of Registrant:  Northstar Health Services, Inc.

         Former Name if Applicable: Not Applicable.


         Address of Principal Executive Office (Street and Number):
                           665 Philadelphia Street

                  City, State and Zip Code
                                    Indiana, PA  15701


Part II-Rules 12b-25 (b) and (c)


         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate)



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[_]      (a)      The reasons described in reasonable detail in Part III of
                  this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.



Part III-Narrative


State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

         During the first quarter of 1997, the composition of the Company's Board of Directors has been in dispute. On March 24, 1997, the Committee to Protect Northstar Health (the "Committee"), founded and led by Thomas W. Zaucha, a director and a shareholder of the Company, delivered the written consent of the holders of more than a majority of the outstanding shares of common stock of the Company, par value $0.01 per share, to adopt the Committee's proposals with respect to the Company. The Committee's proposals included the removal of the then current Board of Directors other than Mr. Zaucha (the "Brody Board"), and the election of a new slate of directors (the "Zaucha Board").

         Just prior to the Committee's delivery of sufficient stockholders' consents to take action on its proposals, the Brody Board caused the Company to file an action on March 19, 1997 in the United States District Court for the Western District of Pennsylvania against the Committee and certain related parties. That action sought preliminary and temporary injunctive relief and challenged the Committee's consent solicitation materials. After a conference in court presided over by Chief Judge Donald E. Ziegler on March 28, 1997, the Brody Board and the Zaucha Board agreed to govern the Company jointly as caretakers maintaining the Company until the two putative Boards could obtain expedited resolution of an action filed in Delaware Chancery Court under Section 225 of the Delaware General Corporation Law seeking a ruling on the validity of the outcome of the contested election.

         On May 8, 1997, the Delaware Chancery Court ruled that the Zaucha Board is the duly elected Board of Directors of the Company, effective as of March 24, 1997. Since the filing deadline for the Form 10-Q of the Company falls within a week of the resolution of this dispute as to the composition of the Board and, consequently within a week of the removal of the interim caretaker operation of the Company, the new Zaucha Board is unable to sufficiently familiarize itself with the financial and other aspects of the Company to accurately complete and file the Form 10-Q in a timely fashion. Therefore, the Company requests this extension of the filing deadline.





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Part IV-Other Information


          (1) Name and telephone number of person to contact in regard to this notification

   Colette Y. Fergusson              212                    821-8569
         (Name)                  (Area Code)           (Telephone Number)

          (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [ ] Yes  [x] No

Since May 1996, the Company under the direction of the Brody Board and as a result of the withdrawal of its independent auditors in March 1996 and its failure to file Form 10-K for the fiscal year ended December 31, 1995, has failed to file Forms 10-Q for the first, second and third quarters of 1996 and Form 8-K upon engaging in a revocation of the Committee's consent solicitation in March 1997.

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [ ] Yes  [x] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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                         Northstar Health Services, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: 5/15/97                                  By:  /s/ Thomas W. Zaucha
                                               Name:  Thomas W. Zaucha
                                               Title: Chief Executive Officer
                                                       and President